100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com
TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2013-14

SIGNIFICANT PROGRESS FOR POLYMET ENVIRONMENTAL REVIEW

St. Paul, Minnesota, August 26, 2013 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) is pleased to report significant progress in the environmental review process for its NorthMet Project located in the established Mesabi Iron Range mining district in northeastern Minnesota.

On August 23, 2013 PolyMet reported that the Minnesota Department of Natural Resources ("DNR") had announced that the 1,800-page NorthMet supplemental draft Environmental Impact Statement ("EIS") will be available for public review on November 22, 2013 when it will be published in the Federal Register. It will then be published in the Minnesota Environmental Quality Board Monitor on November 25, 2013.

The supplemental draft EIS is being prepared by the DNR, the US Army Corps of Engineers ("USACE") and the US Forest Service (the "USFS" and together the "co-lead Agencies"). In July 2011, the US Environmental Protection Agency ("EPA") became a cooperating Agency alongside the three Minnesota Chippewa bands (Bois Forte, Fond du Lac, and Grand Portage). The Minnesota Pollution Control Agency is also actively involved in the process, leading into its role in permitting and environmental compliance.

The schedule for publication of the supplemental draft EIS follows a recent letter from the EPA to the co-lead Agencies reviewing the preliminary supplemental draft EIS ("PSDEIS"), which was circulated to the cooperating agencies and others in May 2013. The EPA letter states:

"The PSDEIS, along with additional information provided to the EPA during its review, reflects significant progress in designing and clearly documenting the project. The EPA appreciates the collaborative and constructive discussions we have had with the co-lead agencies since receiving the PSDEIS. In these discussions, we have covered all the areas where the EPA had questions or comment. You [the co-lead agencies] have asked that we provide written comments and recommendations confirming our previous discussions to bring any remaining issues to closure. Enclosed are a number of recommendations to assist the co-lead agencies in preparing the SDEIS for public review and comment that will clearly and adequately describe the project." The full text is available at: http://www.polymetmining.com/news/media-coverage/epa-update/

Jon Cherry, President and CEO of PolyMet said, "PolyMet has worked diligently over the past three-and-a-half years to improve the project design, and to complete the analysis and technical studies for the NorthMet Project as requested by the government agencies. We can demonstrate that we can protect the environment and produce essential metals while creating hundreds of new jobs in the community.

"The government Agencies and ERM, the independent contractor tasked with preparing the EIS, have also worked hard to complete their technical analysis of NorthMet in order to prepare and thoroughly review the supplemental draft EIS. Incorporating extensive but constructive recommendations from the cooperating agencies including the EPA, the supplemental draft EIS will be a rigorous analysis of the environmental impact and mitigation of the NorthMet Project," Mr. Cherry added.

Background

PolyMet is seeking permits to construct and operate the NorthMet Project, which comprises reutilizing the existing Erie Plant and associated infrastructure, originally built to process iron ore, and developing a new open pit mine to extract copper, nickel, and platinum group metals from the NorthMet ore body located six miles east of the Erie Plant.

The supplemental draft EIS builds on the draft EIS published in late 2009, describes in detail the NorthMet Project as PolyMet intends to build it, and will inform the public of the likely environmental impact and mitigation plans. Release of the supplemental draft EIS will begin a public review period, including public meetings. The co-lead Agencies will then review and respond to comments and, if needed, modify the EIS for publication of the final EIS. The co-lead Agencies will then determine if the final EIS adequately evaluates the project and its likely environmental impacts. The state "Adequacy Decision" and federal "Record of Decision" form the basis for issuance of permits.

Mr. Cherry commented, "Environmental review and permitting is a process that involves extensive review by numerous government agencies and opportunities for the public to comment. Completion of the supplemental draft EIS is a major milestone on the path to receipt of permits. Following our recent very successful rights offering, we are well financed to be able to complete this process."

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About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP – Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 471-2150
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investor Relations
PolyMet	MZ North America
Jenny Knudson	Pascal Nigen
VP – Investor Relations	Senior Vice-President
Tel: +1 (651) 389-4110	Tel: +1 (212) 301-7149
jknudson@polymetmining.com	pnigen@mzgroup.us
www.mzgroup.us

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2013 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.